**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Mully Group, Inc.

*Legal status of Issuer:*

   *Form:*

   Corporation

   *Jurisdiction of Incorporation/Organization:*

   Michigan

   *Date of Organization:*

   May 3, 2018

*Physical Address of Issuer:*

27911 Harper Avenue
St. Clair Shores, MI 48081

*Website of Issuer:*

https://www.Mullybox.com

*Is there a co-issuer?* ___ *yes* _X_ *no.*

*Name of Intermediary through which the Offering will be Conducted:*

OpenDeal Portal LLC dba Republic

*CIK Number of Intermediary:*

0001751525

*SEC File Number of Intermediary:*

007-00167

*CRD Number of Intermediary:*

283874

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:*

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:*

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

*Type of Security Offered:*

Crowd SAFE (Simple Agreement for Future Equity)

*Target Number of Securities to be Offered:*

50,000

*Price (or Method for Determining Price):*

$1.00

*Target Offering Amount:*

$50,000

*Oversubscriptions Accepted:*
☑ Yes
☐ No

*Oversubscriptions will be Allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

*Maximum offering amount (if different from Target Offering Amount):*

$1,070,000

*Deadline to reach the Target Offering Amount:*

October 31, 2022

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current Number of Employees:* 0

|  | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
|---|---|---|
| **Total Assets** | $224,690 | $103,033 |
| **Cash & Cash Equivalents** | $89,554 | $63,797 |
| **Accounts Receivable** | - | - |
| **Short-term Debt** | $198,011 | $73,534 |
| **Long-term Debt** | $21,718 | $21,718 |
| **Revenues/Sales** | $1,153,746 | $523,519 |
| **Cost of Goods Sold** | $799,279 | $412,006 |
| **Taxes Paid** | - | - |
| **Net Income** | ($17,871) | ($25,938) |

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# June 8, 2022

## Mully Group, Inc.



### Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Mully Group, Inc. ("**Mully Group**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $50,000 the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $150 | $9.00 | $141.00 |
| **Maximum Individual Purchase Amount (3)(4)** | $400,000 | $24,000 | $376,000 |
| **Target Offering Amount** | $50,000 | $3,000 | $47,000 |
| **Maximum Offering Amount** | $1,070,000 | $64,200 | $1,005,800 |

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.

(2)      In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)      The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)      Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED *"RISK FACTORS"* BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

### SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.mullybox.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/mullybox

The date of this Form C is June 8, 2022.

TABLE OF CONTENTS

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**Mully Group, Inc.**

Mully Group, Inc. is subscription box service selling products in the golf industry, formed in Michigan as a limited liability company on May 3, 2018. On May 4, 2022, the Company converted into a Michigan corporation by filing a Certificate of Conversion with the Michigan Department of Licensing and Regulatory Affairs Corporations, Securities & Commercial Licensing Bureau.

The Company is located at 27911 Harper Avenue, St. Clair Shores, MI, 48081.

The Company's website is https://www.mullybox.com

The Company conducts business in Michigan and sells products through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/mullybox(the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

**The Offering**

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 50,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 50,000* |
| **Maximum Amount of the Securities Offered** | 1,070,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 1,070,000* |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $150+ |
| **Maximum Individual Purchase Amount** | $400,000 |
| **Offering Deadline** | October 31, 2022 |
| **Use of Proceeds** | See the description of the use of proceeds on page 11 hereof. |
| **Voting Rights** | See the description of the voting rights on page 20. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.***

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 15,160 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other

proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**Risks Related to the Offering**

***The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."***

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters"

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different

cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.***

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which includes the initial subscriptions amounting up to and including a sum of $500,000 USD, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money valuation cap ($8,000,000 instead of $10,000,000). A Crowd SAFE with different terms will be issued to "Standard Investors," which includes all subscriptions from $500,000.01 USD to $1,070,000.00 USD. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

**Risks Related to the Securities**

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.***

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

***Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or

bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# BUSINESS

## Description of the Business

Mullybox makes golf gear and primarily sells it through our subscription boxes online.

## Business Plan

Mully Group Inc.'s primary business is a subscription box product that services the golf industry. Currently, customers can sign up for a monthly or quarterly recurring order for base products that range in price from $19.99-$199.99. In the near term, the Company's key objectives are to decrease customer acquisition costs and increase customer retention. We will achieve this through consistent optimization of our marketing channels and product development. In the long term, the Company plans to offer a more diversified product selection as well as new business channels such as B2B and retail.

## The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Mullybox | Golf subscription boxes | Direct-to-consumer, golfers |

## Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

## Customer Base

Mullybox is for all golfers that seek to improve their game through our convenient delivery of premium gear and training aids. The Company current sells direct to consumers.

## Supply Chain

The Company is currently using a sourcing agent to help find items from manufacturers. Bennkai sources approximately 95% of the Company's orders. The Company also uses domestic manufacturers and brands for specific products such as golf balls, gloves, boxes, etc.

## Intellectual Property

None.

## Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

## Litigation

None.

# USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 6% | $3,000 | 6% | $64,200 |
| Marketing | 94% | $47,000 | 43.24% | $462,668 |
| Hiring | 0% | $0 | 31.96% | $341,972 |
| Working Capital | 0% | $0 | 10.34% | $110,638 |
| Rent | 0% | $0 | 3.76% | $40,232 |
| PP&E & Misc. | 0% | $0 | 4.7% | $50,290 |
| Total | 100% | $50,000 | 100% | $1,070,000 |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

- If the Target Offering Amount is raised, the Company plans to use the proceeds from the Offering to expand its marketing initiative. These marketing expenses include, but are not limited to, contracting with a marketing agency, paid media purchases, and creating content.

- If the Maximum Offering Amount is raised, the Company plans to use the proceeds from the Offering to:
  - expand its marketing initiative as set forth above,
  - hire new employees, and
  - expand its working capital to fund day-to-day operations of the Company such as increasing inventory.

## DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Andrew Thomas Amato | Chief Executive Officer and Founder | CEO at Mully Group, Inc. from May 2018 to present. Drew is responsible for managing the business and owns strategic initiatives. | Miami University – BA, Economics 2013<br><br>University of Michigan – MBA, 2019 |

| | | Investment Manager at Lear Corporation from September 2020 to present. Drew is responsible for startup investment and collaboration engagement for Lear.<br><br>MBA Intern at MadDog Ventures from July 2018 to March 2019. | |
|---|---|---|---|
| Harry Fredrick Mayfield IV | Senior Vice President and Founder | Senior Vice President at Mully Group, Inc. from May 2018 to present. Rick is responsible for product development and customer engagement.<br><br>Vice President at Marsh USA from 02/2016 to present. Rick is responsible for commercial insurance sales and management. | Miami University – BA, Finance, 2013 |
| Marc Augusta Hames | Senior Vice President and Co-Founder | Senior Vice President at Mully Group, Inc. from July 2020 to present. Marc is responsible for product development.<br><br>Manager of Commercial Portfolio Leasing at Friedman Real Estate from September 2017 to present. Marc is responsible for commercial property leasing and management. | Oakland University – BA, Journalism, 2015 |
| Melvin Charles Zehnpfennig III | Chief Operating Officer and Co-Founder | Chief Operating Officer at Mully Group, Inc. from June 2020 to present. Mel is responsible for operations at Mullybox.<br><br>Managing Partner at Dynamic Improvement Group Inc. from 2018 to present. Mel is responsible for managing strategic initiatives for his operations consulting business. | University of Michigan – Masters of Engineering Management, 2002<br><br>Kettering University – Bachelors of Science of Mechanical Engineering, 2000 |
| Joseph Richard Simon | Chief Marketing Officer and Co-Founder | Chief Marketing Officer at Mully Group, Inc. from March 2021 to present. Joe is responsible for organic marketing efforts.<br><br>Senior Investment Sales Associate at SRS Real Estate Partners from 2018 to 2022. Joe is responsible for commercial property leasing. | Walsh College – Masters in PM (Project Management), 2019<br><br>Western Michigan University – BBA, 2009 |

**Biographical Information**

Andrew (Drew) is the CEO of Mully Group, Inc. and focuses part time on all of the Company's day-to-day operations. As full-time employment, Drew works as an Investment Manager at Lear Corporation (a Fortune 500 Tier 1 Automotive Supplier) where he oversees the corporate venture capital efforts. In similar capacities, Drew has spent

the past 4+ years evaluating startups for investment as well as managing an investment portfolio as a fiduciary to his employer.

Harry (Rick) focuses part time on the product procurement of our box offerings. As full-time employment, Rick works as a Vice President at Marsh USA (a Fortune 200 Risk Management Consultant) where he oversees client relationships spanning several industries.

Marc focuses part time on the product procurement of our box offerings. As full-time employment, Marc works as a Manager of Commercial Portfolio Leasing at Friedman Real Estate where he brokers deals on behalf of the landlord on 5 million square feet.

Melvin (Mel) focuses part time on Operations within the fulfillment center and replenishment of recurring golf products. As full-time employment, Mel is founder and managing partner at Dynamic Improvement Group Inc, a manufacturing process improvement consulting firm. He oversees new business development, talent management, and development / implementation of the company's operating system. Mel has spent the last 25 years identifying and implementing manufacturing operations improvements across various industries in the United States, Canada, Mexico, Europe, and Asia.

Joseph focuses part time on the Company's social media marketing, product sourcing and box curation. As full-time employment, Joseph works at SRS Real Estate Partners where he is involved in investment sales of commercial real estate properties. Joseph specializes in single and multi-tenant retail properties as well as industrial, medical and office property sales.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 15,160 shares of Common Stock will be issued and outstanding.

*Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 15,160* |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | N/A |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company's board of directors may authorize and issue additional shares of Common Stock at a later date. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 100% |

*3,880 of which are options to purchase Common Stock which have been granted to individuals and 630 of which are set aside under an equity incentive plan, but not yet granted to individuals.

**Outstanding Debt**

As of the date of this Form C, the Company has the following debt outstanding:

| Type | SBA Loan |
|---|---|
| **Creditor** | SBA - Huntington Bank |
| **Amount Outstanding** | $21,718 |
| **Interest Rate and Amortization Schedule** | 5.75% |
| **Description of Collateral** | Inventory/Personal Guarantee |
| **Other Material Terms** | Line of Credit |
| **Maturity Date** | 8/10/2023 |
| **Date Entered Into** | 8/10/2018 |

| | |
|---|---|
| **Type** | Line of Credit |
| **Creditor** | Ampla |
| **Amount Outstanding** | $115,676 |
| **Interest Rate and Amortization Schedule** | 15.25% |
| **Description of Collateral** | Inventory |
| **Other Material Terms** | Line of Credit |
| **Maturity Date** | None (revolving) |
| **Date Entered Into** | 4/18/2022 |

| | |
|---|---|
| **Type** | Credit Card |
| **Creditor** | Chase |
| **Amount Outstanding** | $59,816 |
| **Interest Rate and Amortization Schedule** | 13.49% |
| **Description of Collateral** | Personal Guarantee |
| **Other Material Terms** | Business Credit Card |
| **Maturity Date** | None (revolving) |
| **Date Entered Into** | 11/15/18 |

| | |
|---|---|
| **Type** | Credit Card |
| **Creditor** | Chase |
| **Amount Outstanding** | $12,238 |
| **Interest Rate and Amortization Schedule** | 13.49% |
| **Description of Collateral** | Personal Guarantee |
| **Other Material Terms** | Business Credit Card |
| **Maturity Date** | None (revolving) |
| **Date Entered Into** | 9/04/2017 |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
| --- | --- | --- |
| Harry Mayfield IV | Common Stock | 21.3061% |
| Andrew Amato | Common Stock | 49.0106% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

Mully Group, Inc. (the "**Company**") was incorporated on May 3, 2018 under the laws of the State of Michigan, and is headquartered in Saint Clair Hores, Michigan.

## Cash and Cash Equivalents

As of May 31, 2022 the Company had an aggregate of $32,766 in cash and cash equivalents, leaving the Company with approximately 24 months of runway.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently has loans and other debt as set forth in the section titled "*Capitalization, Debt and Ownership*".

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

## Material Changes and Other Information

### *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Option to Purchase Common Stock | N/A | 4,200 | No Proceeds | December 31st, 2020 | Section 4(a)(2) |
| Option to Purchase Common Stock | N/A | 310 | No Proceeds | December 31st, 2021 | Section 4(a)(2) |
| Common Stock | $14,841.75 | 150 | Marketing | March 3, 2021 | Section 4(a)(2) |
| Common Stock | $50,000.00 | 1,050 | Marketing | July 7, 2020 | Section 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: Harry Fredrick Mayfield IV extended a loan to the Company on November 1, 2021 in the aggregate amount of $11,000. The loan was repaid in full on May 1, 2022.

# THE OFFERING AND THE SECURITIES

**The Offering**

The Company is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $400,000 each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

***Transfer Agent and Registrar***

The Company will act as transfer agent and registrar for the Securities.

***Not Currently Equity Interests***

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

***Dividends and/or Distributions***

The Securities do not entitle Investors to any dividends.

***Nominee***

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by

the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

***Conversion***

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing (Early Investors)</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $500,000.00 USD, will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Early Investors**".

<u>Conversion Upon the First Equity Financing (Standard Investors)</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all subscriptions from $500,000.01 USD to $1,070,000.00 USD, will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the investor paid for the securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price for Standard Investors**".

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price for Early Investors or the First Equity Financing for Standard Investors, as applicable.

*Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)*

For investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $500,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

*Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)*

For investors who invest during the second tranche of the Offering, which includes all subscriptions from $500,000.01 USD to $1,070,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the

Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price for Early Investors or the First Equity Financing for Standard Investors, as applicable. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

**Dissolution**

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

**Termination**

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

**Voting and Control**

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

*Other Material Terms*

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

**Stock, Warrants and Other Compensation**

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED**

STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

## LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Andrew Thomas Amato
DABB073A41A741D...
(Signature)

Andrew Thomas Amato
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
F7EC063AF1B149C...
(Signature)

Harry Fredrick Mayfield IV
(Name)

Director
(Title)

6/8/2022
(Date)

DocuSigned by:
Marc Hames
74192075BF6448C...
(Signature)

Marc Augusta Hames
(Name)

Director
(Title)

6/8/2022
(Date)

_____
(Signature)

Melvin Charles Zehnpfennig III
_____
(Name)

Director
_____
(Title)

6/8/2022
_____
(Date)

_____
(Signature)

Andrew Thomas Amato
_____
(Name)

Director
_____
(Title)

6/8/2022
_____
(Date)

*Instructions.*

1.     The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.     The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBIT A

*Financial Statements*

# MULLYBOX LLC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020
## *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Members
Mullybox LLC
Royal Oak, Michigan

We have reviewed the accompanying financial statements of Mullybox LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021, and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*SetApart FS*

May 9, 2022
Los Angeles, California

**MULLYBOX LLC**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | | **2021** | | **2020** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 89,554 | $ | 63,797 |
| Inventory | | 135,136 | | 39,236 |
| **Total Current Assets** | | **224,690** | | **103,033** |
| | | | | |
| **Total Assets** | **$** | **224,690** | **$** | **103,033** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 48,039 | $ | - |
| Credit Card | | 81,021 | | 33,689 |
| Forward Financing | | 63,983 | | 39,845 |
| Deferred Revenue | | 4,968 | | - |
| **Total Current Liabilities** | | **198,011** | | **73,534** |
| | | | | |
| Promissory Note and Loans | | 21,718 | | 21,718 |
| **Total Liabilities** | | **219,730** | | **95,252** |
| | | | | |
| **MEMBERS' EQUITY** | | | | |
| Members' Equity | | 4,961 | | 7,781 |
| **Total Members' Equity** | | **4,961** | | **7,781** |
| | | | | |
| **Total Liabilities and Members' Equity** | **$** | **224,690** | **$** | **103,033** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net Revenue | $ | 1,153,746 | $ | 523,519 |
| Cost of Goods Sold | | 799,279 | | 412,006 |
| Gross Profit | | 354,466 | | 111,512 |
| | | | | |
| Operating Expenses | | | | |
| General and Administrative | | 98,366 | | 30,208 |
| Sales and Marketing | | 275,353 | | 111,772 |
| Total Operating Expenses | | 373,719 | | 141,981 |
| | | | | |
| Operating Income/(Loss) | | (19,252) | | (30,468) |
| | | | | |
| Interest Expense | | 8,218 | | 3,782 |
| Other Loss/(Income) | | (9,035) | | (7,780) |
| Income/(Loss) before provision for income taxes | | (18,435) | | (26,471) |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net Income/(Net Loss)** | $ | (18,435) | $ | (26,471) |

*See accompanying notes to financial statements.*

| (in , $US) | | Members'<br>Equity |
|---|---|---|
| **Balance—December 31, 2019** | $ | **(16,459)** |
| Capital Contribution | | 50,000 |
| Shared-based Compensation | | 711 |
| Net Income/(Loss) | | (26,471) |
| **Balance—December 31, 2020** | $ | **7,781** |
| Capital Contribution | | 14,842 |
| Shared-based Compensation | | 773 |
| Net Income/(Loss) | | (18,435) |
| **Balance—December 31, 2021** | $ | **4,961** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net Income/(Loss) | $ | (18,435) | $ | (26,471) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Shared-based Compensation | | 773 | | 711 |
| Changes in Operating Assets and Liabilities: | | | | |
| Inventory | | (95,900) | | (799) |
| Accounts Payable | | 48,039 | | - |
| Credit Card | | 47,332 | | 21,770 |
| Deferred Revenue | | 4,968 | | - |
| **Net cash provided/(used) by operating activities** | | **(13,223)** | | **(4,789)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | - | | - |
| **Net cash provided/(used) in investing activities** | | - | | - |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | 14,842 | | 50,000 |
| Borrowing on Promissory Note and Loans | | - | | (14,577) |
| Borrowing on Forward Financing | | 24,138 | | 24,631 |
| **Net cash provided/(used) by financing activities** | | **38,980** | | **60,055** |
| | | | | |
| Change in Cash | | 25,757 | | 55,266 |
| Cash—beginning of year | | 63,797 | | 8,531 |
| **Cash—end of year** | $ | **89,554** | $ | **63,797** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 8,218 | $ | 3,782 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1.  NATURE OF OPERATIONS

Mullybox LLC was formed on October 29, 2018, in the state of Michigan.  The financial statements of Mullybox LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Royal Oak, Michigan.

Mullybox LLC is an e-commerce company that provides a subscription box product with golf-related accessories to subscribers throughout the United State of America.

## 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to products acquired for resale which are determined using a FIFO method.

**Income Taxes**

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of a subscription box product with golf-related accessories to subscribers throughout the United State of America.

**Cost of sales**

Costs of goods sold include the cost of products acquired for resale and shipping costs.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $275,353 and $111,772, which is included in sales and marketing expenses.

## Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

## Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 9, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.    INVENTORY

Inventory consists of the following items:

| As of December 31, | 2021 | 2020 |
|---|---|---|
| Finished goods | $ 135,136 | $ 39,236 |
| **Total Inventory** | **$ 135,136** | **$ 39,236** |

## 4.    MEMBERS' EQUITY

The ownership percentages of the members are as follows:

**As of Year Ended December 31, 2021**

| Member's Name | Ownership Percentage |
|---|---|
| Andrew T Amato | 54.8% |
| Harry Fredrick Mayfield IV | 22.3% |
| Marc Augusta Hames | 8.7% |
| Melvin Zehnpfennig | 11.7% |
| Joseph Simon | 2.4% |
| **TOTAL** | **100.0%** |

## 5.    UNITBASED COMPENSATION

During 2020 and 2021, the Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 4,510 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

*Unit Options*

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2021 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 2.91% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2019 | - | | - |
| Granted | 3,570 | $ 0.80 | |
| Execised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2020 | 3,570 | $ 0.80 | 10.09 |
| Exercisable Options at December 31, 2020 | - | $ 0.80 | 10.09 |
| Granted | - | $ - | |
| Execised | 310 | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2021 | 3,880 | $ 0.80 | 9.09 |
| Exercisable Options at December 31, 2021 | 1,940 | $ 0.80 | 9.09 |

Unit option expenses for the years ended December 31, 2021, and December 31, 2020, were $773 and $711, respectively.

## 6.    DEBT

### Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| SBA Loan | $ 25,000 | 5.75% | 08/10/2018 | 08/10/2023 | $ 1,249 | $ 1,249 | $ - | $ 21,718 | $ 21,718 | $ 1,249 | $ 1,249 | $ - | $ 21,718 | $ 21,718 |
| Total | $ 25,000 | | | | $ 1,249 | $ 1,249 | $ - | $ 21,718 | $ 21,718 | $ 1,249 | $ 1,249 | $ - | $ 21,718 | $ 21,718 |

The summary of the future maturities is as follows:

| As of Year Ended December 31, 2021 | |
|---|---|
| 2022 | $ - |
| 2023 | 21,718 |
| 2024 | - |
| 2025 | - |
| Thereafter | - |
| Total | $ 21,718 |

### Forward Financing

During the reviewed years, the Company entered into a finance agreement with CFT Clear Finance Technology Corp. In 2021, the Company entered into two Revenue Share Agreements with CFT Clear Finance Technology Corp that provided advances of $81,200 and $22,400. The financing fee incurred on these arrangements during the period ending December 31, 2021, and December 31, 2020, was $11,100 and $0, respectively. The lender provides the Company with the advance amount in exchange for a right to future revenue. As of December 31, 2021, and December 31,2020, the outstanding balance of this kind of financing was in the amount of 63,983 and $39,845. The entire amount is classified as the current portion.

## 7.    RELATED PARTY

In 2021, the Company received an informal loan advance from a member used for the purchase of inventory in amount of $11,000. The arrangement is unsecured, no interest is charged on the outstanding balance, and it is classified as accounts payable.

## 8.    COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 9, 2022, which is the date the financial statements were available to be issued.

On April 29, 2022, the members of the Company filed documents converting their form of legal entity from Mullybox LLC (a Michigan Limited Liability Company) to Mully Group Inc (a Michigan Corporation). The Company is authorized to issue 14,268 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT B**

*Offering Page found on Intermediary's Portal.*



| | |
|---|---|
| **Company Name** | Mullybox |
| **Logo** |  |
| **Headline** | Mullybox makes life easier for golfers |
| **Slides** |  |





| Tags | Fitness, B2C, $1M+ revenue, Coming Soon, Bootstrapped, Crowd SAFE, Companies |
|------|------|

**Pitch
text**

# Summary

- Awesome golf gear, delivered conveniently via subscription products
- $1M+ revenue in 2021
- ~2X year-over-year revenue growth
- Launched 4 products September 2021; plan to offer many more
- Nearly 2,000 active subscribers
- Disrupting the ~$4.5B Golf Equipment Industry

# Problem

# Golf is hard and expensive

**The average golfer spends approximately $3,000 annually on greens fees, apparel, and equipment.**

**Most of the 25,000,000 US golfers struggle with their game, and average a bogey per hole.**



For those of you that golf, you know the feeling. And none of this would be a problem if we didn't absolutely love the game.

We see these problems as an opportunity to innovate—with products that cater to golfers' unique needs.

## Solution

# Personalized golf gear subscriptions



Mullybox utilizes an eCommerce business model, subscription economics, bundling, and vertical integration to drive down cost for our subscribers, and make shopping for golf gear painless.



—

## Cut out the middle man, deliver value

*We cut out the middle man, get to know our golfers—and deliver a valuable, tailored experience.*



Mullybox sources **and manufactures** bad ass golf gear under the Mully brand.

The products are sold through our online store, or through our subscription box offerings.

# Product

# Golf gear, delivered

## Current offering:



| | Basic | Essentials | Premium | Luxury |
|---|---|---|---|---|
| Tees | ☺ | ☺ | ☺ | ☺ |
| # of Balls (Base Package) | 6 | 6 | 12 | 12 |
| Base Ball Type | 2-Piece | 2-Piece | 3-Piece | 3-Piece |
| # of Accessories | 1 | 3-4 | 5-7 | 5-8 |
| Training Aids | | | ☺ | ☺ |
| Apparel | | | ☺ | ☺ |
| Luxury Brands | | | | ☺ |

Mullybox is a thoughtfully curated subscription box for golfers of all levels. Either monthly or quarterly (for now), you'll get all the golf gear that you need. Items vary by plan, but typically include: golf balls, tees, training aids, equipment, accessories and apparel. We want to deliver everything you need for your game directly to you, so that you can spend less time at the pro shop and more time on the course.

—

## Check out some of our past boxes:







With each box and as we grow, we will continue to invest in product development so that we can deliver the ultimate golf experience.

## Traction

# $1M+ revenue in 2021, ~2X year over year growth, and no plans to slow down

## KEY FIGURES

 **2018**
Founded

 **2K+**
Active Subscribers

 **$1MM+**
2021 Revenue

 **100K+**
Funding to Date

 **2X+**
Y/Y Revenue Growth

Interesting fact: we got here and we don't have anyone working on this full-time yet.  With investment, we think that we can knock the ball off the cover and deliver a product that the golf world has never seen yet...in a good way.

## Featured In

"Gifts for Golfers"



"Best Golf Subscription Boxes"



"Clever Subscription Boxes"

**P O P S U G A R.**

"Review: Mullybox"



& Many More...

## Forecast

| ($000s) | 2018A | 2019A | 2020A | 2021A | 2022E | 2023E | 2024E |
|---------|-------|-------|-------|-------|-------|-------|-------|
| Revenue | $33.9 | $114.5 | $523.5 | $1,158.7 | $2,464.6 | $3,649.2 | $4,833.8 |
| EBITDA | $1.8 | $4.8 | ($25.8) | ($12.7) | ($4.4) | $474.9 | $629.0 |
| FTE | 0 | 0 | 0 | 0 | 6 | 10 | 20 |

Modeling is for illustrative purposes only based on what we think is achievable with our current products lineup and business model. We used standard churn and CAC figures, and actual results may be better or worse—and we expect them to vary depending on the timing of new product launches and offerings.

# Customers

# There is a new wave of golfers



## At Mullybox, we recognize that golf is changing, for the better

The world has moved towards inclusivity, and golf has done the same. It's out with the old, stuffy, country clubber, and in with a new type of inclusive, social golfer.

According to the National Golf Foundation, women and minority golfer segments are growing faster than ever.

We want to make it easier, more affordable, and overall more accessible, so that more people can enjoy all of the life lessons, and camaraderie that golf has to offer.

—

## The world is a better place
## when there are more happy golfers

## Don't take it from us





ST **Steve**
2 reviews US

Verified Oct 23, 2021

**You guys are so great**

You guys are so great and make a spectacular effort with making sure the customers interest is front and center



**Griffin Monza**

✎ 1 review   ◉ US

★★★★★   ✓ Verified

Oct 27, 2021

**Epic**

I'm a new golfer and kinda confused on stuff I need to have a great day golfing and this box makes it super easy and I don't really have to really worry about it. I get a box monthly and that's it. Super easy. I wish it came faster cause the anticipation to see what cool golf gadgets is excruciating. 10/10 will be subscribing for ages



**Christian V**

✎ 1 review   ◉ US

★★★★★

Feb 3, 2022

**Amazing company and great products from…**

Amazing company and great products from training aids, apparel, and gear. I have very much so I joy the service.

# Business Model

# It's simple: increase LTV, lower CAC

## Top life time value drivers:

1. Backend technology and digital value development

2. Frontend technology development for personalization

3. Product design and development

4. Customer experience hires

## Top customer acquisition cost drivers:

1. Website optimization

2. Paid advertising optimization

3. Frontend technology and product development for personalization

4. Organic marketing efforts (social media, content marketing, SEO, etc.)
5. Sales and marketing hires

## Marketing spend is tightly correlated with revenue and subscribers

Strong correlation demonstrates an opportunity for Mullybox to increase

revenue through increasing ad budget and

optimizing conversions.



| Correlation Rev/Mkt Spend | 0.945 |
|---|---|
| Correlation Subs/Mkt Spend | 0.915 |

# Market

# A massive golf equipment market

# $4.5B

**Large and growing market, with tailwinds created by the pandemic.**

Golf equipment made up 47.6% of the $9.5B sports equipment industry from a 2018 IBISworld report, and national rounds played in 2020 was up 14% ahead of 2019.

## Booming sport, especially in beginners



Nearly **10% of the United States population is golfers**.

## Competition

# Competitive landscape: whitespace, ripe for disruption


High Value
Higher Cost
Apparel Focus
Equipment Focus
SHORT PAR 4
mullybox
NIKEGOLF
adidas
G/FORE
Callaway
DOLLAR DRIVER CLUB
TaylorMade
Titleist
PETER MILLAR

We think the golf industry is missing out on a new wave of golfers. New golfers are the largest growing segment in the industry, and it's not the "country-stuffy-sport" that golf used to be.

### We want to bring new technology and business models to a segment of the industry that we think is underserved.

## Vision And Strategy

# Product development

We recognize that numbers and money follow, they don't lead. It is with this in mind that we focus heavily on developing a great product that golfers will love.

This investment round will help us continue to add new features that will be focused on making life easier for golfers—such as more subscription options that are personalized and tailored to the type of golfer; and digital value such as training videos, tee times, articles, and more that may be given to subscribers and offered as a freemium model separately.

## Growth, profitability, & acquisition

| OPPORTUNITY | Management Objective | Achieve profitability after Seed. Build strong, valuable business, with a target of **$50M Annual Revenue and 20%+ OI Margin** |
| --- | --- | --- |
| | Short Term Expansion | Increase **technical competency** (optimize website, ad channels, and clickfunnels). Sell Mully products through **new channels** (pro shops). |
| | Exit Plan | **Strategic M&A:** Golf equipment manufacturer, Golf retailer, or subscription box aggregator |

## Growth opportunities

- Hire a team with relevant experience to help with below, and work full time; currently no full time employees
- Improve technical competency to support customizability and other product opportunities
- Develop digital product to improve customer experience with content around golf
- Improve data analytics to make data-driven, or even AI-based decisions
- Diversification across new advertising channels (influencer, affiliates, etc.)
- New channels, such as: wholesale, corporate outings, or retail may be additional growth levers.

In summary, we have a **scalable model**:

*Help us make our first hires to focus on product and tech development;*

*And then when we do a better job acquiring and retaining customers,*

*Spend more on marketing.*

# Funding

# Bootstrapped to date, all founder-financed

We believe in the lean startup method. We're not one of those startups that had a ping-pong table before we had revenue, in fact: we still don't.

## This round of financing will help us make our first hires, get a new office, and spend on marketing.



*All forward-looking models are for illustrative purposes only and may vary depending on external and internal factors, such as: market conditions or general business disruptions.*

# Founders

# Founding team

We are an experienced group with a strong passion for the game of golf. We assembled a team with unique perspectives so that we can attack challenges from all angles. We come from different business backgrounds and golf backgrounds—one of us was semi-professional and another started golfing only a few years ago.

One thing we all share in common: tenacity. We have the experience, business, and technical skillset that make our group uniquely capable of building a disruptive startup in the golf space.



**Drew Amato**

*CEO*

**Work:**

Investment Manager @ Lear Ventures
6+ Years in VC+Startups

**Education:**

University of Michigan - MBA
Miami University - Economics
9 Handicap



**Rick Mayfield**

*SVP/Customer Experience*

**Work:**

Vice President @ Marsh

5+ Years in Corporate Risk Management

**Education:**

Miami University - Finance

10.3 Handicap



**Marc Hames**

*SVP/Product*

**Work:**

Portfolio Manager @ Friedman Real

Estate

25+ Years in Competitive Golf

**Education:**

Oakland University – Journalism

+2.2 Handicap



**Mel Zehnpfennig**

*COO*

**Work:**

Managing Partner @ Dynamic
Improvement Group
20+ Years in Operations
Management

**Education:**

University of Michigan - ME
Kettering University - Mechanical Engineering
18 Handicap



**Joe Simon**

*CMO*

**Work:**

Sr. Associate @ SRS Real Estate
Partners

4+ Years in Sales/Real Estate

**Education:**

Walsh College - Masters in PM
Western Michigan University - BBA
9 Handicap

## Team

## Perks

| | |
|---|---|
| **$1,000** | Mullybox - we'll send you an "investor" box of golf gear! Handwritten "thank you" note to commemorate your participation in our fundraising round! |
| **$2,500** | All of the above Luxury Mullybox ($200 value)! |
| **$5,000** | All of the above One Year Premium Mullybox subscription ($400 value!) |
| **$10,000** | All of the above 30 min Zoom call with the CEO, about anything! |
| **$25,000** | All of the above 2 Year Luxury Mullybox Subscription (~$1,600 value)! |
| **$50,000** | All of the above Advisory role - quarterly calls with management team. |
| **$100,000** | All of the Above Round of golf with the founders. We'll fly you in, put you up, and |

pay for a round of golf and dinner at Detroit Golf Club (Host of the Rocket Mortgage Classic)!

---

| **$300,000** | All of the Above Board Observer Seat |

---

**FAQ**

| **What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?** | Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.<br><br>If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a |

cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

**How do I earn a return?**

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

# EXHIBIT C

*Form of Security*

REPUBLIC PROVIDES THESE INVESTMENT INSTRUMENTS SOLELY FOR EDUCATIONAL PURPOSES — INVESTORS, ISSUERS AND INVESTMENT PROFESSIONALS SHOULD DO THEIR OWN RESEARCH AND SEEK THEIR OWN LEGAL COUNSEL BEFORE UTILIZING THESE INSTRUMENTS. REPUBLIC CANNOT BE RESPONSIBLE FOR YOUR USE OF THESE INSTRUMENTS.

ANY ISSUER CONSIDERING CROWDFUNDING THROUGH REPUBLIC SHOULD CONSULT WITH COUNSEL ON THE APPROPRIATE INSTRUMENT TO USE IN RAISING CAPITAL. THE TEMPLATES PROVIDED HERE ARE NOT INTENDED TO BE USED AND REQUIRE REVIEW AND REVISION PRIOR TO ADOPTION. THE TEMPLATES PROVIDED HERE ASSUME THE ISSUER'S CORPORATE AFFAIRS ARE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE. REPUBLIC, ITS AFFILIATES AND AGENTS DISCLAIM ALL RESPONSIBILITY FOR ANY CONSEQUENCE OF USING ANY OF THE DOCUMENTS LINKED HERE.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**MULLY GROUP, INC.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2022**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Mully Group, Inc., a Michigan corporation the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is **$8,000,000** for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $500,000.00 USD ("**Early Investors**") and **$10,000,000** for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $500,000.01 USD to $1,070,000.00 USD ("**Standard Investors**").

- 1 -

Nominee – Corporation – Cap & Discount – Jan. 2022

See Section 2 for certain additional defined terms.

**1.** *Events*

(a) **Equity Financing**.

(i)     If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)     If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i)     If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)     If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Common Stock, Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)     If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)     **Dissolution Event**.     If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)     **Termination**.  This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2.  *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)     CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)     CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Capital Stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized

exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company.  This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

**4.  *Investor Representations***

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i)

the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

## 5. *Transfer Restrictions*.

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such

agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)     The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6. *Miscellaneous*

(a)     The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A</u> contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)     The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)     In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)     All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)     All rights and obligations hereunder will be governed by the laws of the State of Michigan, without regard to the conflicts of law provisions of such jurisdiction.

(j)     Any dispute, controversy or claim arising out of, relating to or in connection with this

instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Detroit, Michigan. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**MULLY GROUP, INC.**

By:
Name:  Andrew Amato
Title: Chief Executive Officer
Address: 27911 Harper Avenue
           St. Clair Shores, MI 48081
Email:  drew@mullybox.com


**INVESTOR:**

By:
Name:

# EXHIBIT A

*Nominee Rider and Waiver*

# Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Mully Group, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of Mully Group, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

*(Remainder of Page Intentionally Blank – Signature Page to Follow)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**

By:

Name:

Date:

**COMPANY:**

**Mully Group, Inc.**

By:

Name:

Date:

**NOMINEE:**

**Republic Investment Services LLC**

By:

Name: Youngro Lee, President

Date:

**EXHIBIT D**

*Video Transcript*

# Sally Long Ball vs. Mullybox

0:01
[Music]
0:02
yo Sal here, Sal sopperesata
0:05
Most people know me as sally longball
0:09
as you can see the golf business has
0:11
been very good to me and my associates
0:17
but now i got this mully box showing up
0:21
at my customer's door causing me a pain
0:23
in your
0:24
[Music]
0:25
so what if it's delivered right to your
0:27
house with one click on your computer
0:31
they're breaking my balls here with
0:33
these balls
0:35
wait till i send my boy down dominic
0:38
What you doing
0:40
look at this stuff
0:42
forget about it this mullybox got it
0:45
all what am i gonna do these know-it-all
0:47
wise guys are buying super premium a1
0:50
products guaranteed to be everything you
0:52
need - who'd want to be these guys
0:59
dominic
1:02
mully box you ain't seen the last of 1:04
me
1:10
mully box i'm coming after you

# MullyBox Review: The Best Subscription Box in Golf? MullyBox Unboxing

hey everybody thanks for tuning in i'm
0:01
george conley with scratch golf tips
0:03
today
0:03
we actually have an unboxing video we
0:05
have the mully box my friends over at
0:07
mully have sent this over
0:09
so we're going to unbox this package i'm
0:11
going to explain to you a little bit
0:12
about the uh the product and um yeah
0:15
i'm excited to get into it so i have
0:16
done a few product reviews
0:18
and uh unboxings on the channel before
0:21
obviously this is a tip
0:23
channel but i am looking to grow into a
0:26
lot of other things within golf whether
0:27
it be
0:28
course vlogs unboxings like this club
0:30
reviews ball reviews
0:31
all of that fun stuff so for those of
0:33
you who don't know mullybox is
0:35
a golf based product subscription box so
0:37
you sign up for this you get one every
0:39
month
0:39
or they're they have another box you get
0:41
every quarter and
0:43
they are now a partner of scratch golf
0:45
tips so i'm going to open up this
0:46
month's box
0:47
uh if you like what you see there will
0:48
be a link in the description and you can

0:50

use code scratch and that will get you

0:52

15%

0:52

off your order that's a nice little

0:54

discount so let's get into the box

0:57

one really cool thing that mullybox does

0:58

with all their boxes is that they

1:00

include

1:00

training aids so last box i got i got

1:04

this mini uh

1:05

putting mirror which is great if

1:06

anyone's seen any of my putting videos

1:08

you know i swear by putting mirrors so

1:10

not only is there stuff like golf balls

1:11

teas and whatnot but there's also a

1:13

training aid in all of these

1:14

so the first item on the top here is a

1:17

nice golf hat from

1:19

swing golf it's a company that i've

1:22

actually seen around on social media a

1:24

little bit so i'm going to open this up

1:26

that's actually a pretty nice hat it's

1:28

got a gray front with the navy backing

1:31

very nice every mully box that you get

1:34

will give you

1:34

two sleeves of golf balls six brand new

1:36

balls which i'm always a fan of the

1:38

balls that they sent over

1:40

here are the encore avant 55s i actually

1:43

got these in my last mully box

1:46

and i played them on the course last

1:48

weekend and it was my first oh they're

1:49

yellow

1:50

wow so i got some yellow avant 55s from

1:53

encore

1:54

i like the encore balls a lot i tried

1:57

these last weekend like i said earlier

1:59

and i was coming from

2:00

i play a bridgestone e6 speed or what is

2:03

now the e12 speed

2:05

and i love them i love bridgestone and

2:07

these ones

2:08

actually held up pretty well to the

2:10

bridgestone so two sleeves

2:12

of yellow uh balls from encore

2:15

always great to have next in here we

2:17

have

2:18

the golf impact recorder tape this is

2:21

awesome stuff

2:22

i've mentioned this in a lot of my

2:24

strike videos i did not know that they

2:26

were going to send this over this is

2:27

awesome

2:28

so what this is is basically a tape that

2:30

you put on your club face

2:32

and then you strike your ball and then

2:35

it will show you

2:36

exactly where the ball was struck so the

2:39

tape looks

2:40

like this there you go and this would be

2:44

for woods as you can see by the design

2:46

of it but there i'm guessing is also

2:48

going to be

2:49
some for irons as well
2:53
so now that i took it out of the
2:54
packaging there's just a bunch of these
2:56
you can put on your clubface and it's
2:59
hard to know how you're missing the golf
3:00
ball
3:00
if you're not seeing where you're
3:02
missing the golf ball so putting these
3:04
on your club face will show you if you
3:05
got a
3:06
toe strike heel strike you're hitting it
3:08
fat thin whatever
3:09
this is a great tool to have next we
3:11
have the swing smooth
3:12
band from izzo golf there are a couple
3:14
different variations of
3:16
this band again this is really good for
3:19
staying connected throughout the swing i
3:21
have one of these it's not from izzo
3:23
golf but it's the same
3:24
idea this is just a very smart thing to
3:27
have if you come disconnected
3:28
call it the chicken wing so just you put
3:30
this over your forearms like this
3:32
and it helps you you may have heard the
3:33
term maintaining the triangle in your
3:35
arms
3:35
this is a great tool for that got a
3:38
little box of what i believe
3:39
are tees yes the moly tees these are
3:42
nice uh it's a nice

3:43

sturdy wooden tee it's purple i love

3:46

tees

3:47

i like a wooden tee that's just my

3:49

preference and i always run out so it's

3:51

good to get

3:53

it's going to get replenished with tees

3:54

every month and

3:56

lastly but certainly not least is the

3:58

mully box

3:59

pressure putter these things are great i

4:02

love these i actually don't know if i

4:04

have one right now

4:05

and this is personally yeah this is

4:07

branded with all of the mully stuff

4:09

if you haven't heard of this aid yet um

4:12

you're missing out

4:13

this is such a great training aid um

4:15

it's already even set up

4:17

so basically it you just set it up like

4:19

this and it

4:20

this this bottom circle here is the size

4:23

of a regulation golf hole

4:25

so you roll it over that and then right

4:27

in here

4:28

there is this little crevice if you will

4:31

that a golf ball can fit in perfectly so

4:34

let me let me get one of my

4:36

brand new avant 55 yellow balls from

4:39

encore here

4:41

and basically with the putt out

4:44

this is called the putt out pressure

4:46
pressure putter put it on the ground
4:48
and then if you roll the ball with
4:49
perfect speed and accuracy
4:51
the golf ball will get stuck right in
4:54
there
4:55
and it's really really hard to do i i i
4:58
put this thing like five
4:59
feet out from my putts and i still miss
5:02
a lot but this is a great thing to have
5:04
i like to use mine indoors i have a
5:06
putting mat right down here
5:07
um you can also bring this outdoors but
5:09
outdoors you can aim towards
5:11
you know a definite hole but this is a
5:12
great thing to put on a putting mat
5:14
if you're looking to put in your reps
5:16
and improve your putting this season
5:18
so all in all i mean this is a ton of
5:20
great stuff and a lot of it was based
5:22
around
5:22
improving your golf but you also get the
5:24
tees the golf
ball 5:25
get a brand new hat there's all kinds of
5:27
great stuff and they vary it greatly
5:29
throughout month to month you can pause
5:31
your subscription you can add on to your
5:33
subscription you can get it for a friend
5:34
this is actually a great gift for anyone
5:36
who loves golf and they also have a
5:38
couple different tiers of boxes so
5:39
the first link down in the description

5:41
of this video will
5:43
be the the link to mullybox subscription
5:46
but please don't buy one unless you're
5:47
gonna use
5:48
code scratch for 15% off your order that
5:52
is a big deal
5:52
it not only supports the sgt brand but
5:54
it gets you a nice discount on these
5:56
awesome products
5:57
thank you very much for thank you very
5:59
much to mully golf for sending this over
6:01
i can't wait to use some of this stuff
6:02
try out the green balls out on the
6:04
course green or yellow
6:06
comment down what you think that is i
6:08
don't maybe maybe it's closer to yellow
6:11
i don't know
6:11
but um all this stuff is great i'm going
6:13
to use all of it
6:15
assuredly and i appreciate you all
6:17
watching if you have any questions or
6:18
comments you can comment them down below
6:20
or message any of the scratch golf tips
6:22
platforms individually
6:23
that's just scratch golf tips on
6:25
instagram tik tok and
6:27
twitter and that's all i have for you
6:29
guys if you like the apparel i wear in
6:30
these videos i wear john morgan
6:31
sportswear you can click down below and
6:33
use code scratch

6:34

20 20 for 20% off your order there

6:38

thank you very much for tuning in

6:39

everybody play well and take care

6:51

English  (auto-generated)





**EXHIBIT E**

*Testing the Waters Communication*



Dear Mully Supporter,

Mullybox is growing well beyond our initial launch. Since we started in 2018, we've serviced over 10,000 golfers globally, exceeded $1M in annual revenue, and have consistently improved our product offerings and operations.

This is why we'll soon be launching an **investment campaign** for Mullybox. This will give everyone a chance to invest in our growing business and share in our success.

I'm writing to let you know that **as an early supporter, you are on our short list** to lock in your spot today to be a part of this fundraising round - https://republic.com/mullybox.  We will be raising on a SAFE note.

I'd love to have you onboard helping Mullybox grow and thrive.

As you know, this venture has been our tireless pursuit for the past couple of years. At Mullybox:

- **The mission is to make life easier for golfers. We believe that we can accomplish this if we cut out the middle man and deliver uncompromising value to our subscribers.**
- **We launched the first version of our subscription product in 2018 and have been covered in Golf Digest, Independent Golf Reviews, and Urban Tastebud.**
- **We shipped 50K boxes in our first 3 years, each has been better than the last, and in 2022 we plan to kick product development into the next gear.**

You can learn more about this opportunity here https://republic.com/mullybox.  We're currently accepting reservations. **By making the commitment now, you will have your spot guaranteed for when our campaign officially launches (after we hit $50K in commitments)**!

Please reply to me or comment on the campaign page with any questions and I will be happy to get back to you as soon as possible.

Kind regards,

Drew Amato

CEO & Co-Founder

Mullybox.com

## BECOME AN INVESTOR

*Legal Disclaimer:*

*With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.*

No longer want to receive these emails? Unsubscribe.
Mullybox, LLC 207911 Harper Ave Saint Clair Shores, Michigan 48081

# mullyb☉x



GET MY MASTERS BOX

## Have you reserved your spot in our Crowdfunding Campaign Yet?

*Reservations will get a discount on their investment when we start the offering.



# Mullybox

***Golf is hard and expensive.***  *Join us on our mission to make life eaisier for golfers.*

**$37,050** reserved | **26** reservations

**$150** minimum investment

Mullybox is on a mission to change the way that golfers experience the game.  We believe golf should be easier, less expensive, and more fun.  That's why we're fundraising to invest in product development and expansion.

Mullybox's campaign has limited availability.  Once we hit $50K in reservations, we will put out the terms and start accepting investments.  Don't miss your chance to participate, starting for as little as $150.

## RESERVE YOUR SPOT

---

*With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before*

*notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.*



# Welcome to our First Fundraising Update!
# Lock in your Spot & Join our Mission 🚀



## Mullybox

*Mullybox makes life easier for golfers.*

**$25,150** reserved | **18** reservations

**$150** minimum investment

Mullybox is on a mission to change the way that golfers experience the game. We believe golf should be easier, less expensive, and more fun. That's why we're fundraising to invest in product development and expansion.

Mullybox's campaign has limited availability. Once we hit $50K in reservations, we will put out the terms and start accepting investments. Don't miss your chance to participate, starting for as little as $150.

**RESERVE YOUR SPOT**

*With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.*



# Fundraising Update 4/28

## Lock in your Spot & Join our Mission



# Mullybox

***Golf is hard and expensive.***  *Join us on our mission to make life eaisier for golfers.*

**$37,050** reserved | **26** reservations

**$150** minimum investment

Mullybox is on a mission to change the way that golfers experience the game.  We believe golf should be easier, less expensive, and more fun.  That's why we're fundraising to invest in product development and expansion.

Mullybox's campaign has limited availability.  Once we hit $50K in reservations, we will put out the terms and start accepting investments.  Don't miss your chance to participate, starting for as little as $150.

Terms: We will be raising on a Crowd SAFE.  We expect to offer an $8M valuation cap, with a discount on the valuation cap for early investors/reservations.

# RESERVE YOUR SPOT

---

*With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.*



# Golf is booming, and we are taking advantage.

Did you know, that in 2021 the "new golfer" segment grew faster than ever, adding to the already ~25 Million golfers in the US?



The sport is changing for the better, and we are here to service this new wave of golfers.



With the large incumbents missing out on this segment, **now is the perfect time for Mullybox:** We are providing value and convenience that is unparalleled in the industry today.

And with this investment round, **it will only get better from here.**

# $84,150
Total reserved               ℹ️

# 45
Reservations

That's why we are opening it up to the public, as we want Mully Group, Inc. to have a sense of community ownership.  Make your non-binding reservation below, and we expect to go live for investments in the coming weeks.

## Make my non-binding reservation

Minimum reservation: $150

---

*With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.*



**RESERVE MY SPOT NOW**

# Spots are filling up - $56,450 Reserved.

*Hope everyone had a great weekend!  If you received this email, you're on our short list to make a <u>non-binding</u> reservation for our upcoming investment round and share in our future success.*

**Why make a reservation?**  Our plan is to offer a discounted valuation for our early investors, lock in your spot today so you don't miss out.

**What is a non-binding reservation?**  An indication of investment interest.  No dollars will be taken out of your account, but the information will be stored so that when we go live, you will have 7 days to confirm or cancel your investment.

**What will Mullybox do with an investment?**  Now that we have proven out the business model and scaled to over $1M in annual revenue with very little investment, we are going to work tirelessly to make product enhancements that the golf world has never seen. Personalization, digital media, web enhancements, new subscription products, and when ready - market it like crazy.

**What's the minimum investment?**  $150

**When will Mullybox take investments?**  <u>You can make a reservation now.</u>  We have some regulatory paperwork to file before we can accept investment, but are working hard to complete it within about 1 month.

**How do I reserve my spot?** We have gotten this question a lot, so I've pasted a "how-to" below.

Thank you for believing in us and we look forward to you joining our mission.

Kind regards,

Drew Amato

CEO & Co-Founder

Mullybox

**RESERVE MY SPOT NOW**

# Walkthrough:

Step 1:











Republic | Invest · Learn | Raise capital | Log in · Sign up

# Mullybox

Mullybox makes life easier for golfers

COMING SOON | CROWD SAFE | B2C | FITNESS

mullybox
PLAY

mullybox
BEST GOLF
SUBSCRIPTION
BOX??
MEET THE
PERFECT
GOLF GIFT

**$56,450**
Total reserved

**29**
Reservations

Reserve your spot now to ensure you can invest when Mullybox starts the offering.

**Reserve Mullybox**

**$150** minimum investment

Pitch | Discussion 3 | Updates

## Highlights

**$1M+ revenue**
Company had over $1M in revenue in the past 12 months

**Bootstrapped**
High traction without any outside capital

## Documents

Republic (OpenDeal Portal LLC, CRD #283874) is considering hosting this Reg CF securities offering by Mullybox, LLC.

Step 2:

🏳️‍🌈 Stand with Ukraine. Join our effort to help rescuers on the ground    👉 See more                    ✕

 **Republic**          Invest  ·  Learn                    Raise capital    Log in  ·  Sign up

# Reserve 🔵 Mullybox

## Sign up to reserve **Mullybox**

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PICK ONE

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 **Republic**

This site (the "Site") is owned and maintained by OpenDeal Inc., which is not a registered broker-dealer. OpenDeal Inc. does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included on this Site is the responsibility of, the applicable issuer of such securities. The intermediary facilitating the offering will be identified in such offering's documentation.

All funding-portal activities are conducted by OpenDeal Portal LLC doing business as Republic, a funding portal which is registered with the US Securities and Exchange Commission (SEC) as a funding portal (Portal) and is a member of the Financial Industry Regulatory Authority (FINRA). OpenDeal Portal LLC is located at 149 E 23rd St #2001, New York, NY 10010, please check out background on FINRA's Funding Portal page.

All broker-dealer related securities activity is conducted by OpenDeal Broker LLC, an affiliate of OpenDeal Inc. and OpenDeal Portal LLC, and a registered broker-dealer, and member of FINRA | SiPC, located at 1345 Avenue of the Americas, 15th Floor, New York, NY 10105, please check our background on FINRA's BrokerCheck.

Step 3:

 **Republic**   Invest · Learn                    Raise capital   Log in · Sign up

# ENTER INFO

## Reserve 🟣 Mullybox

### Sign up to reserve Mullybox

First name          Last name

Email

Password (min 8 characters)

**Sign up**

By signing up I agree to Republic's Terms of Service and Privacy Policy.

Already have an account? **Log in**

Step 4:

## Reservation amount

No payment required at this time.

*Enter your reservation amount ($150 min)*

| min $150 |
|---|

You are investing as Myself / individual change

---

## Personal information 🔒

Required by United States banking laws. This information is kept secure.
It will never be used for any purpose beyond executing your investment.

**Verify my identity**          *Verify identity (per crowdfunding compliance)*

---

## Payment information 🔒          Promo code

🏛 **U.S. Bank**        ⊕ Wire          *Connect an account via Plaid*

Pay using a United States bank account: ⓘ

**Select bank account**          **Or add manually**

This payment information is transmitted securely and is not stored on our servers. It will be stored by Prime Trust, LLC. We will not collect any consideration until such time a Form C has been filed and until the offering begins on an intermediary's platform; at that time, we will need you to subscribe to such offering in order to collect consideration. In the event the Regulation CF offering is abandoned we will delete your information. Please refer to Prime Trust privacy policy with respect to their storage of your data, which you are consenting to by providing it here. if you prefer to have your investment interest registered without providing your payment information, please, email us here.

|  **Confirm reservation** |
|---|

*Click and reserve your spot!*

This is a reservation only. No payment is required from you at this time and you will not be charged unless and until the offering starts and you confirm your investment.

---

Mullybox - we'll send you an "investor" box of golf gear! + Handwritten "thank you" note to commemorate your participation in our fundraising round!

**$2,500**          499/500 left
All of the above + Luxury Mullybox ($200 value)!

**$5,000**          249/250 left
All of the above + One Year Premium Mullybox subscription ($400 value!)

**$10,000**          43/45 left
All of the above + 30 min Zoom call with the CEO, about anything!

**$25,000**          15/15 left
All of the above + 2 Year Luxury Mullybox Subscription (~$1,600 value)!

**$50,000**          8/8 left
All of the above + Advisory role - quarterly calls with management team.

**$100,000**          2/2 left
All of the Above + Round of golf with the founders. We'll fly you in, put you up, and pay for a round of golf and dinner at Detroit Golf Club (Host of the Rocket Mortgage Classic)!

**$300,000**          1/1 left
All of the Above + Board Observer Seat

### Documents

▤  Form C

### How it works                              ?

▸ When will I be charged?

---

## RESERVE MY SPOT

*With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.*



# It's Simple: Golf is Hard and Expensive.

## *So we are on a mission to make it easy and affordable.*



**RESERVE MY SPOT NOW**

# $63,550 has been Reserved!

$150 minimum investment.  Now acccepting credit cards for non-binding reservations.

*With your investment, we will develop a digital & physical product suite that will completely change the way that golfers experience the game.*

---

# FAQ

**Why make a reservation?**  Our plan is to offer a discounted valuation for our early investors, lock in your spot today so you don't miss out.

**What is a non-binding reservation?**  An indication of investment interest.  No dollars will be taken out of your account, but the information will be stored so that when we go live, you will have 7 days to confirm or cancel your investment.

**What will Mullybox do with an investment?**  Now that we have proven out the business model and scaled to over $1M in annual revenue with very little investment, we are going to work tirelessly to make product enhancements that the golf world has never seen. Personalization, digital media, web enhancements, new subscription products, and when ready - market it like crazy.

**What's the minimum investment?**  $150

**When will Mullybox take investments?**  You can make a reservation now.  We have some regulatory paperwork to file before we can accept investment, but are working hard to complete it within about 1 month.

**How do I reserve my spot?**  We have gotten this question a lot, so I've pasted a "how-to" below.

*If you received this email, you're on our short list to make a non-binding reservation for our upcoming investment round and share in our future success.*

Thank you for believing in us and we look forward to you joining our mission.

Kind regards,

Drew Amato

CEO & Co-Founder

Mullybox

RESERVE MY SPOT NOW

# Walkthrough:

# Step 1:

**Republic**  |  Invest · Learn

Raise capital    Log in · Sign up

# Mullybox

Mullybox makes life easier for golfers

COMING SOON    CROWD SAFE    B2C    FITNESS





## $56,450
Total reserved                    i

## 29
Reservations

Reserve your spot now to ensure you can invest when Mullybox starts the offering.  i

**Reserve Mullybox**

**$150** minimum investment

---

**Pitch**    Discussion 3    Updates

## Highlights

**$1M+ revenue**

Company had over $1M in revenue in the past 12 months

**Bootstrapped**

High traction without any outside capital

## Documents

Republic (OpenDeal Portal LLC, CRD #283874) is considering hosting this Reg CF securities offering by Mullybox, LLC.

# Step 2:

## Reserve Mullybox

**Sign up to reserve Mullybox**

 Sign up with Apple

 Sign up with Facebook

 Sign up with Twitter

 Sign up with email

PICK ONE

By signing up I agree to Republic's Terms of Service and Privacy Policy.

Already have an account? **Log in**

# Step 3:

 **Republic**    Invest  ·  Learn                    Raise capital    Log in  ·  Sign up

## ENTER INFO

## Reserve Mullybox

**Sign up to reserve Mullybox**

First name                          Last name

Email

Password (min 8 characters)

 Sign up

By signing up I agree to Republic's Terms of Service and Privacy Policy.

Already have an account? **Log in**

# Step 4:

## Reservation amount

No payment required at this time.

**Enter your reservation amount ($150 min)**

```
min $150
```

You are investing as **Myself / individual** change

## Personal information 🔒

Required by United States banking laws. This information is kept secure.
It will never be used for any purpose beyond executing your investment.

**Verify my identity**     **Verify identity (per crowdfunding compliance)**

## Payment information 🔒                    Promo code

🏛 **U.S. Bank**     🌐 Wire     **Connect an account via Plaid**

Pay using a United States bank account: ⓘ

**Select bank account**     **Or add manually**

This payment information is transmitted securely and is not stored on our servers. It will
be stored by Prime Trust, LLC. We will not collect any consideration until such time a
Form C has been filed and until the offering begins on an intermediary's platform; at that
time, we will need you to subscribe to such offering in order to collect consideration. In
the event the Regulation CF offering is abandoned we will delete your information.
Please refer to Prime Trust privacy policy with respect to their storage of your data,
which you are consenting to by providing it here. if you prefer to have your investment
interest registered without providing your payment information, please, email us here.

 **Confirm reservation**

**Click and reserve your spot!**

This is a reservation only. No payment is required from you at this
time and you will not be charged unless and until the offering
starts and you confirm your investment.

---

Mullybox - we'll send you an
"investor" box of golf gear! +
Handwritten "thank you" note
to commemorate your
participation in our
fundraising round!

**$2,500**     499/500 left
All of the above + Luxury
Mullybox ($200 value)!

**$5,000**     249/250 left
All of the above + One Year
Premium Mullybox
subscription ($400 value!)

**$10,000**     43/45 left
All of the above + 30 min
Zoom call with the CEO,
about anything!

**$25,000**     15/15 left
All of the above + 2 Year
Luxury Mullybox
Subscription (~$1,600 value)!

**$50,000**     8/8 left
All of the above + Advisory
role - quarterly calls with
management team.

**$100,000**     2/2 left
All of the Above + Round of
golf with the founders. We'll
fly you in, put you up, and pay
for a round of golf and dinner
at Detroit Golf Club (Host of
the Rocket Mortgage
Classic)!

**$300,000**     1/1 left
All of the Above + Board
Observer Seat

**Documents**

☰ Form C

**How it works**     ?

▶ When will I be charged?

▶ What if I want to edit my

---

## RESERVE MY SPOT

*With regard to communications by an issuer on the Site to gauge interest in a
potential securities offering pursuant to the Regulation CF exemption from the
registration requirements of the Securities Act, including opportunities to "reserve"
securities as indications of interest in the potential offering, please note that
pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other
consideration is being solicited thereby, and if sent in response, will not be
accepted, (ii) no offer to buy the securities can be accepted and no part of the*

*purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.*

No longer want to receive these emails? Unsubscribe.
Mullybox, LLC 207911 Harper Ave Saint Clair Shores, Michigan 48081

# mullyb🏌x

# Invest in Mullybox:
# $80,700 Reserved!  Race to $100K is on.



## VIEW CAMPAIGN PAGE

## Why Crowdfunding?

**We think golf is too hard and overpriced,** so our vision is to make it easier and more affordable for <u>everyone</u>.

That's why we want to have our ownership consist of a larger community of passionate golfers - and have opened up investment in our company to the public via crowdfunding:

**$80,700** reserved | **40** reservations

**$150** minimum investment

## VIEW CAMPAIGN PAGE

## Why Invest?

- We doubled our revenue from 2020 to 2021, going from around $500K to over $1.1M
- We improved our customer retention rate, nearly halving churn from last year to this year.
- We have a ton of product development underway to service more of the 25M golfers in the US
- With investment, we will be able to make our first hires and you can have a stake in our future!

VIEW CAMPAIGN PAGE

# FAQ

- **Why make a reservation?** Our plan is to offer a discounted valuation for our early investors, lock in your spot today so you don't miss out.

- **What is a non-binding reservation?** An indication of investment interest. No dollars will be taken out of your account, but the information will be stored so that when we go live, you will have 7 days to confirm or cancel your investment.

- **What will Mullybox do with an investment?** Now that we have proven out the business model and scaled to over $1M in annual revenue with very little investment, we are going to work tirelessly to make product enhancements that the golf world has never seen. Personalization, digital media, web enhancements, new subscription products, and when ready - market it like crazy.

- **What's the minimum investment?** $150

- **When will Mullybox take investments?** You can make a reservation now. We have some regulatory paperwork to file before we can accept investment, but are working hard to complete it within about 1 month.

- **How do I reserve my spot?** We have gotten this question a lot, so I've pasted a "how-to" below.

VIEW CAMPAIGN PAGE

---

*With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to “reserve” securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary’s platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before*

*notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest
is non-binding and involves no obligation or commitment of any kind.*

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| Company Name | Mullybox |
| --- | --- |
| **Logo** |  |
| **Headline** | Mullybox makes life easier for golfers |
| **Slides** |  |





| Tags | Fitness, B2C, $1M+ revenue, Coming Soon, Bootstrapped, Crowd SAFE, Companies |
| --- | --- |

**Pitch
text**

# Summary

- Awesome golf gear, delivered conveniently via subscription products
- $1M+ revenue in 2021
- ~2X year-over-year revenue growth
- Launched 4 products September 2021; plan to offer many more
- Nearly 2,000 active subscribers
- Disrupting the ~$4.5B Golf Equipment Industry

# Problem

# Golf is hard and expensive

**The average golfer spends approximately $3,000 annually on greens fees, apparel, and equipment.**

**Most of the 25,000,000 US golfers struggle with their game, and average a bogey per hole.**



For those of you that golf, you know the feeling. And none of this would be a problem if we didn't absolutely love the game.

We see these problems as an opportunity to innovate—with products that cater to golfers' unique needs.

## Solution

# Personalized golf gear subscriptions



Mullybox utilizes an eCommerce business model, subscription economics, bundling, and vertical integration to drive down cost for our subscribers, and make shopping for golf gear painless.



## Cut out the middle man, deliver value

*We cut out the middle man, get to know our golfers—and deliver a valuable, tailored experience.*



Mullybox sources **and manufactures** bad ass golf gear under the Mully brand.

The products are sold through our online store, or through our subscription box offerings.

# Product

# Golf gear, delivered

## Current offering:

   

|  | Basic | Essentials | Premium | Luxury |
|---|---|---|---|---|
| Tees | ☺ | ☺ | ☺ | ☺ |
| # of Balls (Base Package) | 6 | 6 | 12 | 12 |
| Base Ball Type | 2-Piece | 2-Piece | 3-Piece | 3-Piece |
| # of Accessories | 1 | 3-4 | 5-7 | 5-8 |
| Training Aids |  |  | ☺ | ☺ |
| Apparel |  |  | ☺ | ☺ |
| Luxury Brands |  |  |  | ☺ |

Mullybox is a thoughtfully curated subscription box for golfers of all levels. Either monthly or quarterly (for now), you'll get all the golf gear that you need. Items vary by plan, but typically include: golf balls, tees, training aids, equipment, accessories and apparel. We want to deliver everything you need for your game directly to you, so that you can spend less time at the pro shop and more time on the course.

—

## Check out some of our past boxes:







With each box and as we grow, we will continue to invest in product development so that we can deliver the ultimate golf experience.

## Traction

# $1M+ revenue in 2021, ~2X year over year growth, and no plans to slow down

## KEY FIGURES



mullybox **2018** Founded  **2K+** Active Subscribers  **$1MM+** 2021 Revenue

**100K+** Funding to Date  **2X+** Y/Y Revenue Growth

Interesting fact: we got here and we don't have anyone working on this full-time yet.  With investment, we think that we can knock the ball off the cover and deliver a product that the golf world has never seen yet...in a good way.

## Featured In

"Gifts for Golfers"



"Best Golf Subscription Boxes"



"Clever Subscription Boxes"

# POPSUGAR.

"Review: Mullybox"



& Many More...

## Forecast

| ($000s) | 2018A | 2019A | 2020A | 2021A | 2022E | 2023E | 2024E |
|---|---|---|---|---|---|---|---|
| Revenue | $33.9 | $114.5 | $523.5 | $1,158.7 | $2,464.6 | $3,649.2 | $4,833.8 |
| EBITDA | $1.8 | $4.8 | ($25.8) | ($12.7) | ($4.4) | $474.9 | $629.0 |
| FTE | 0 | 0 | 0 | 0 | 6 | 10 | 20 |

Modeling is for illustrative purposes only based on what we think is achievable with our current products lineup and business model. We used standard churn and CAC figures, and actual results may be better or worse—and we expect them to vary depending on the timing of new product launches and offerings.

## Customers

# There is a new wave of golfers



## At Mullybox, we recognize that golf is changing, for the better

The world has moved towards inclusivity, and golf has done the same. It's out with the old, stuffy, country clubber, and in with a new type of inclusive, social golfer.

According to the National Golf Foundation, women and minority golfer segments are growing faster than ever.

We want to make it easier, more affordable, and overall more accessible, so that more people can enjoy all of the life lessons, and camaraderie that golf has to offer.

—

## The world is a better place
## when there are more happy golfers

## Don't take it from us

ST      **Steve**
         2 reviews    © US

   ✔ Verified                              Oct 23, 2021

**You guys are so great**

You guys are so great and make a spectacular effort with making sure the customers interest is front and center

**GM** **Griffin Monza**
✎ 1 review  ⦿ US

★★★★★ ✓ Verified                    Oct 27, 2021

**Epic**

I'm a new golfer and kinda confused on stuff I need to have a great day golfing and this box makes it super easy and I don't really have to really worry about it. I get a box monthly and that's it. Super easy. I wish it came faster cause the anticipation to see what cool golf gadgets is excruciating. 10/10 will be subscribing for ages

**CV** **Christian V**
✎ 1 review  ⦿ US

★★★★★                              Feb 3, 2022

**Amazing company and great products from…**

Amazing company and great products from training aids, apparel, and gear. I have very much so I joy the service.

# Business Model

# It's simple: increase LTV, lower CAC

## Top life time value drivers:

1. Backend technology and digital value development
2. Frontend technology development for personalization
3. Product design and development
4. Customer experience hires

## Top customer acquisition cost drivers:

1. Website optimization
2. Paid advertising optimization
3. Frontend technology and product development for personalization

4.  Organic marketing efforts (social media, content marketing, SEO, etc.)
5.  Sales and marketing hires

## Marketing spend is tightly correlated with revenue and subscribers

Strong correlation demonstrates an opportunity for Mullybox to increase revenue through increasing ad budget and optimizing conversions.



| Correlation Rev/Mkt Spend | 0.945 |
|---|---|
| Correlation Subs/Mkt Spend | 0.915 |

# Market

# A massive golf equipment market

# $4.5B

**Large and growing market, with tailwinds created by the pandemic.**

Golf equipment made up 47.6% of the $9.5B sports equipment industry from a 2018 IBISworld report, and national rounds played in 2020 was up 14% ahead of 2019.

## Booming sport, especially in beginners



Nearly **10% of the United States population is golfers**.

## Competition

# Competitive landscape: whitespace, ripe for disruption



We think the golf industry is missing out on a new wave of golfers. New golfers are the largest growing segment in the industry, and it's not the "country-stuffy-sport" that golf used to be.

**We want to bring new technology and business models to a segment of the industry that we think is underserved.**

## Vision And Strategy

# Product development

We recognize that numbers and money follow, they don't lead. It is with this in mind that we focus heavily on developing a great product that golfers will love.

This investment round will help us continue to add new features that will be focused on making life easier for golfers—such as more subscription options that are personalized and tailored to the type of golfer; and digital value such as training videos, tee times, articles, and more that may be given to subscribers and offered as a freemium model separately.

## Growth, profitability, & acquisition

| OPPORTUNITY | | |
| --- | --- | --- |
| | **Management Objective** | Achieve profitability after Seed. Build strong, valuable business, with a target of **$50M Annual Revenue and 20%+ OI Margin** |
| | **Short Term Expansion** | Increase **technical competency** (optimize website, ad channels, and clickfunnels). Sell Mully products through **new channels** (pro shops). |
| | **Exit Plan** | **Strategic M&A**: Golf equipment manufacturer, Golf retailer, or subscription box aggregator |

## Growth opportunities

- Hire a team with relevant experience to help with below, and work full time; currently no full time employees
- Improve technical competency to support customizability and other product opportunities
- Develop digital product to improve customer experience with content around golf
- Improve data analytics to make data-driven, or even AI-based decisions
- Diversification across new advertising channels (influencer, affiliates, etc.)
- New channels, such as: wholesale, corporate outings, or retail may be additional growth levers.

In summary, we have a **scalable model:**

*Help us make our first hires to focus on product and tech development;*

*And then when we do a better job acquiring and retaining customers,*

*Spend more on marketing.*

## Funding

# Bootstrapped to date, all founder-financed

We believe in the lean startup method. We're not one of those startups that had a ping-pong table before we had revenue, in fact: we still don't.

**This round of financing will help us make our first hires, get a new office, and spend on marketing.**



*All forward-looking models are for illustrative purposes only and may vary depending on external and internal factors, such as: market conditions or general business disruptions.*

# Founders

# Founding team

We are an experienced group with a strong passion for the game of golf. We assembled a team with unique perspectives so that we can attack challenges from all angles. We come from different business backgrounds and golf backgrounds—one of us was semi-professional and another started golfing only a few years ago.

One thing we all share in common: tenacity. We have the experience, business, and technical skillset that make our group uniquely capable of building a disruptive startup in the golf space.



**Drew Amato**

*CEO*

**Work:**

Investment Manager @ Lear Ventures

6+ Years in VC+Startups

**Education:**

University of Michigan - MBA

Miami University - Economics

9 Handicap



**Rick Mayfield**

*SVP/Customer Experience*

**Work:**

Vice President @ Marsh

5+ Years in Corporate Risk Management

**Education:**

Miami University - Finance

10.3 Handicap



**Marc Hames**

*SVP/Product*

**Work:**

Portfolio Manager @ Friedman Real

Estate

25+ Years in Competitive Golf

**Education:**

Oakland University – Journalism

+2.2 Handicap



**Mel Zehnpfennig**

*COO*

**Work:**

Managing Partner @ Dynamic

Improvement Group

20+ Years in Operations

Management

**Education:**

University of Michigan - ME

Kettering University - Mechanical Engineering

18 Handicap



**Joe Simon**

*CMO*

**Work:**

Sr. Associate @ SRS Real Estate

Partners

4+ Years in Sales/Real Estate

**Education:**

Walsh College - Masters in PM

Western Michigan University - BBA

9 Handicap

## Team

## Perks

| | |
|---|---|
| **$1,000** | Mullybox - we'll send you an "investor" box of golf gear! Handwritten "thank you" note to commemorate your participation in our fundraising round! |
| **$2,500** | All of the above Luxury Mullybox ($200 value)! |
| **$5,000** | All of the above One Year Premium Mullybox subscription ($400 value!) |
| **$10,000** | All of the above 30 min Zoom call with the CEO, about anything! |
| **$25,000** | All of the above 2 Year Luxury Mullybox Subscription (~$1,600 value)! |
| **$50,000** | All of the above Advisory role - quarterly calls with management team. |
| **$100,000** | All of the Above Round of golf with the founders. We'll fly you in, put you up, and |

pay for a round of golf and dinner at Detroit Golf Club (Host of the Rocket Mortgage Classic)!

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**$300,000**    All of the Above Board Observer Seat

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**FAQ**

**What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?**

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a

cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

**How do I earn a return?**

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.